Exhibit 5.1

Indigo-Energy, Inc.

Employment Agreement- Steven Durdin

This Agreement is made and entered into as of the 8`s day of October, 2007 by and between Indigo-Energy, Inc., a Nevada Corporation, ("Employer and/or Company") located at 701 North Green Valley Parkway, Suite 200, Henderson, NV 89074 and Steven P. Durdin, located at 5 Pendleton Ct., Medford, NJ 08055 ("Employee").

WHEREAS, the Employer is engaged in the business of development of oil and gas properties; and

WHEREAS, the Employer desires to retain the services of the Employee in the following capacity: President.

NOW THEREFORE IT IS AGREED AS FOLLOWS:

Section 1. Employment., The Employer agrees to employ the Employees and the Employees agree to accept the employment described in this Agreement.

Section 2. Duties. The Employee shall serve as President of the Employer, with such duties as are customarily associated with such positions. The Employee shall be responsible for day-today management and strategic planning, and implementation of the Employer's business as directed by the Board of Directors. The Employee shall not be entitled to additional compensation by reason of service as a member of the Board of Directors of the Employer or as a fiduciary of an employee benefit plan of the Employer.

Section 3. Extent of Services. The Employee shall devote whatever time necessary to the performance of his duties and shall not be engaged in any competing business activity, whether or not pursued for gain. The Employee shall at all times faithfully and to the best of his ability perform his duties under this Agreement. The duties shall be rendered either at the Employer's offices or from his home, or at other place or places of business and at such times as the needs of the Employer may dictate.

Section 4. Term. The term of this agreement shall begin October 1, 2007 (`Effective Date") and shall continue for a fifteen (15) month period. This agreement shall automatically renew year to year unless terminated under the provisions contained herein. This Agreement shall not give the Employee any enforceable right to employment beyond the initial term.

Section 5. Compensation.
5.1 Base Compensation_ The Employee will receive a base salary of Nine thousand five hundred ($9,500) per month, payable in accordance with the Employer's standard payroll procedures, The Employee is eligible for performance-based bonuses, but there is no assurance or expectation that the bonuses will be paid. Bonuses will be paid, if at all, on a quarterly basis, at the sole discretion of the Board of Directors according to an incentive plan to be mutually agreed upon.

5.2 Benefits. The Employee shall receive immediate family medical and dental insurance coverage, life insurance equal to thrice (three times) the annual base salary, and other fringe benefits provided to full time, non-union employees of the Employer. An auto allowance of one thousand ($1,000) per month, or alternately, a leased vehicle for company use will be provided.

5.3 Expenses. The Employer shall reimburse the Employee for reasonable out-of-pocket expenses incurred by the Employee in fulfilling his duties. The Employer shall provide the Employee with a home office allowance of one thousand ($1,000) per month to include suitable office facilities, equipment, supplies, telephone and staff.

5.4 Stock. Further, Employee shall receive stock options or cashless warrants in the last quarter of 2007 at a quantity and price to be determined by the Board of Directors but not less than ten million (10,000,000) shares, issued pursuant to a validly authorized stock option plan, duly adopted by the Company.

Section 6. Termination.
6.1 For Cause. The Employer may terminate the Employee's employment at any time "for cause" with immediate effect upon delivering written notice to the Employee. For purposes of this Agreement, "for cause" shall include: (a) embezzlement, theft, larceny, material fraud, or other acts of dishonesty; (b) material violation by Employee of any of his obligations under this Agreement; (c) conviction of or entrance of a plea of guilty or nolo contendere to a felony or other crime which has or may have a material adverse effect on the Employee's ability to carry out his duties under this Agreement or upon the reputation of the Employer; (d) conduct involving moral turpitude; (e) gross insubordination or repeated insubordination after written warning by the Chair of the Board; or (f) material and continuing failure by the Employee to perform duties described in this Agreement in a quality and professional manner for at least sixty (60) days after written warning by the Board of Directors or its Chair. Upon termination "for cause", the Employer's sole and exclusive obligation will be to pay the Employee his compensation earned through the date of termination, and the Employee shall not be entitled to any compensation after the date of termination.

6.2 Upon Death. In the event of the Employee's death during the term of this Agreement, the Employer's sole and exclusive obligation will be to pay the Employee's spouse, if living, or siblings, if living, or his estate, if his spouse and/or siblings are not then living, the Employee's compensation earned through the date of death, including any stock issuance due at time of death or in the future, plus six (6) months base compensation with an additional three (3) months base compensation for every full year of service as severance.

6.3 Upon Disability. The Employer may terminate the Employee's employment upon the Employee's total disability. The Employee shall be deemed to be totally disabled if he is unable to perform his duties under the Agreement by reason of mental or physical illness or accident, for a period of three consecutive months. Upon termination by reason of the Employee's disability, the Employer's sole and exclusive obligation will be to pay the Employee his compensation earned through the date of termination plus six (6) months base compensation severance.

Section 7. Covenant Not to Compete.
7.1 Covenant. For a period of two years from the Effective Date of this Agreement, and for such period after one year as the Employee continues to be employed by the Employer, and for a one year period after the Employee's employment with the Employer has been terminated by either party, the Employee will not directly or indirectly:

A. Enter into or attempt to enter into "Restricted Business" (as defined below) in the technology business;

B. Induce or attempt to persuade any former, current or future employee, agent, manager, consultant, director, or other participant in the Employer's business to terminate such employment or other relationship in order to enter into any relationship with the Employee, any business organization in which the Employee is a participant in any capacity whatsoever, or any other business organization in competition with the Employer's business; or

C. Use contracts, proprietary information, trade secrets, confidential information, customer lists, mailing lists, goodwill, or other intangible property used or useful in connection with the Employer's business.

7.2 Indirect Activity. The term "indirectly" as used in section 7.1 above, includes acting as a paid or unpaid director, officer, agent, representative, employee of, or consultant to any enterprise, or acting as a proprietor of an enterprise, or holding any direct or indirect participation in any enterprise as an owner, partner, limited partner, joint venturer, shareholder, or creditor,

7.3 Restricted Business. The term "Restricted Business" means the oil and gas exploration, development, drilling, and leasing business. Nevertheless, the Employee may own not more than five percent of the outstanding equity securities of a corporation that is engaged in the Restricted Business if the equity securities are listed for trading on a national stock exchange or is a reporting company under the Securities Exchange Act of 1934.

Section 8. Severability. The covenants set forth in this Agreement above shall be construed as a series of separate covenants, one for each county in each of the states of the United States to which such restriction applies. If, in any judicial proceeding, a court of competent jurisdiction shall refuse to enforce any of the separate covenants deemed included in this Agreement, or shall find that the term or geographical scope of one or more of the separate covenants is unreasonably broad, the parties shall use their best good faith efforts to attempt to agree on a valid provision which shall be a reasonable substitute for the invalid provision. The reasonableness of the substitute provision shall be considered in light of the purpose of the covenants and the reasonable prospectable interests of the Employer and the Employee. The substitute provision shall be incorporated into this Agreement. If the parties are unable to agree on a substitute provision, then the invalid or unreasonably broad provision shall be deemed deleted or modified to the minimum extent necessary to permit enforcement,

Section 9. Confidentiality., The Employee acknowledges that he will develop and be exposed to information that is or will be confidential and proprietary to the Employer. The information includes customer lists, marketing plans, pricing data, product plans, software, and other intangible information. Such information shall be deemed confidential to the extent not generally known within the trade, The Employee agrees to make use of such information only in performance of his duties under this Agreement, to maintain such information in confidence and to disclose the information only to persons with a need to know.

Section 10. Remedies. The Employee acknowledges that monetary damages would be inadequate to compensate the Employer for any breach by the Employee of the covenants set forth in this Agreement. The Employee agrees that, in addition to other remedies, which may be available, the Employer shall be entitled to obtain injunctive relief against the threatened breach of this Agreement or the continuation of any breach, or both, without the necessity of proving actual damages.

Section 11. Waiver. The waiver by the Employer of the breach of any provision of this Agreement by the Employee shall not operate or be construed as a waiver of any subsequent breach by the Employee.

Section 12. Law Governing. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

Section 13. Arbitration. If at anytime during the term of this Agreement any dispute, difference, or disagreement shall arise upon or in respect of this Agreement, and the meaning and construction thereof, every such dispute, difference, and disagreement shall be referred to a single arbiter agreed upon by both parties, or if no single arbiter can be agreed upon, an arbiter or arbiters shall be selected in accordance with the rules of the American Arbitration Association (AAA) and such dispute, difference, or disagreement shall be settled by arbitration in accordance with the then prevailing commercial rules of the AAA, and judgment upon the award rendered by the arbiter may be entered in any court having jurisdiction thereof.

Section 14. Attorney Fees, In the event an arbitration, suit or action is brought by any party under this Agreement to enforce any of its terms, or in any appeal there from, it is agreed that the prevailing party shall be entitled to reasonable attorneys fees to be fixed by the arbitrator, trial court, and/or appellate court.

This Agreement is made and entered into as of the dated first above written.

Steve Durdin, Employee	Stanley L. Teeple, Secretary, Employer